           TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILLING COMMENCES AT MIRANDA GOLD’S

RED CANYON PROJECT

Vancouver, BC, Canada – July  21, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that its exploration funding partner Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc., has commenced reverse-circulation drilling at Red Canyon, a sediment-hosted gold project in Eureka County, Nevada.  A 7,200 ft (2,195 m) drilling program is anticipated in up to eight drill holes.

Montezuma’s drilling will attempt to expand upon results in MR09-05C, a 2009 core hole designed to follow-up known gold mineralization at Red Canyon's Ice prospect,  that intersected 119 ft of 0.152 oz Au/t (36.28 m of 5.25 g Au/t). This result verified the results in KR-001, a reverse circulation hole, which intersected 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0 m of 4.012 g Au/t from 6.1 to 35.1 m), but with 30% higher grade and 25% greater thickness.  The program will test geologic, geochemical and geophysical targets southeast of MR09-05C in an area of complex faulting and folding.

Permitting Update

To date, Montezuma's drilling has been permitted through a Notice of Intent (NOI) with the Bureau of Land Management. The NOI limits surface disturbance to a maximum of 5 acres (2 hectares). A Plan of Operations/Permit for Reclamation (POO) was filed in March 2010 with the Bureau of Land Management and is expected to be approved later this year.  The POO will allow for the drilling of 31 holes in the first phase.  When complete, the POO will allow for up to 24.6 acres (9.96 hectares) of surface disturbance and increased flexibility in drill testing a variety of targets across the project.

The Red Canyon project includes 254 unpatented lode mining claims (7.9 square miles / 20.6 square kilometers) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit.

The data disclosed in this press release have been reviewed and verified by Company Geologist and Nevada Projects Manager Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, Ramelius Resources Ltd. and SIN Holdings Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.